Reinsurance Group of America, Incorporated

Clifford R. Jenks

Managing Counsel, Securities

May 11, 2012 VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reinsurance Group of America, Incorporated (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-11848

Dear Mr. Rosenberg:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 30, 2012 regarding the above-referenced filing of the Company. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. The numbered paragraphs below correspond to the paragraphs of your comment letter. Your comments are repeated in boldface, and our responses in ordinary type follow.

Any figures, percentages or terms within brackets contained in the Company’s proposed disclosures would be updated with then current data in future Commission filings under the Securities Exchange Act of 1934. Similarly, any proposed narrative disclosures would be appropriately revised to conform to actual facts or amounts at that time.

Item 8. Financial Statements and Supplementary Data Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies Recognition of Revenues and Related Expenses, page 87

1.	You disclose ranges of guaranteed interest rates for your interest sensitive contracts. Please revise your MD&A to include disclosure that quantifies the distribution of each of your interest sensitive account values within each range.

The Company respectfully proposes the addition of a tabular disclosure in the MD&A section of the Company’s 2012 Annual Report on Form 10-K (the “2012 Annual Report”) substantially as follows:

Mr. Jim B. Rosenberg May 11, 2012 Page 2 of 6

	Account Value						Current weighted-average interest crediting rate			Minimum guaranteed rate ranges
Interest sensitive contract liability	2012			2011			2012		2011	2012		2011
Traditional individual fixed annuities	$	[xxx	]	$	[xxx	]	[x.x	]%	2.47%	[x.x – x.x	]%	0.50 – 4.50%
Equity-indexed annuities		[xxx	]		[xxx	]	[x.x	]%	4.07%	[x.x – x.x	]%	1.00 – 3.00%
Individual variable annuity contracts		[xxx	]		[xxx	]	[x.x	]%	4.02%	[x.x – x.x	]%	1.50 – 5.42%
Guaranteed investment contracts		[xxx	]		[xxx	]	[x.x	]%	3.79%	[x.x – x.x	]%	0.00 – 4.50%
Universal life – type policies		[xxx	]		[xxx	]	[x.x	]%	4.69%	[x.x – x.x	]%	3.00 – 6.00%

Note 11. Financial Condition and Net Income on a Statutory Basis—Significant Subsidiaries - (Unaudited), page 124

2.	With respect to your statutory disclosures please amend your filing to address the following:

a.	The disclosure in this Note is required by ASC 944-505-50 and is thus required to be audited. Please revise your filing to include the information on an audited basis.

b.	Disclose the statutory capital and surplus necessary to satisfy regulatory requirements in each jurisdiction pursuant to ASC 944-505-50-1.

c.	You state that “The total capital and surplus positions of the Company’s primary life reinsurance legal entities exceed the capital requirements of the applicable regulatory bodies.” Please clarify what is meant by “the Company’s primary life reinsurance legal entities”. Explain why you have not provided an analysis for all your reinsurance legal entities.

d.	Please tell us why the disclosures in ASC 944-505-50-2 through 50-6 are not required or revise to provide the required disclosures.

a.	The Company respectfully advises the Staff that an “unaudited” designation on certain financial statement disclosures is acceptable, under the Public Company Accounting Oversight Board (“PCAOB”) auditing literature (PCAOB AU 508, paragraphs 27 & 28), at times when such disclosures do not necessarily reflect on numbers in the primary financial statements. When determining whether it would be acceptable at December 31, 2011 to include unaudited (rather than audited) statutory accounting disclosures as required by ASC 944-505-50, the Company considered the following factors which are described in more detail below:

1.	whether these disclosures are necessary to fairly present the U.S. generally accepted accounting principles (“GAAP”) financial statements, as described in PCAOB Audit Standards, AU 508, paragraphs 27 and 28; and

2.	analysis of whether the statutory basis of accounting used in the statutory financial statements instead of U.S. GAAP upon which our auditor’s opinion is expressed in our Form 10-K holds some special relevance to the overall U.S. GAAP presentation.

Whether these disclosures are necessary to fairly present the U.S GAAP financial statements, as described in the PCAOB Audit Standards, AU 508:

The Company acknowledges the requirement to include these statutory accounting disclosures as required by ASC 944-505-50, but does not believe that these disclosures are necessary to fairly present the U.S. GAAP financial statements taken as a whole. The Company considered PCAOB AU 508 paragraphs 27 and 28:

Mr. Jim B. Rosenberg May 11, 2012 Page 3 of 6

Sometimes, notes to financial statements may contain unaudited information, such as pro forma calculations or other similar disclosures. If the unaudited information (for example, an investor’s share, material in amount, of an investee’s earnings recognized on the equity method) is such that it should be subjected to auditing procedures in order for the auditor to form an opinion with respect to the financial statements taken as a whole, the auditor should apply the procedures he or she deems necessary to the unaudited information. If the auditor has not been able to apply the procedures he or she considers necessary, the auditor should qualify his or her opinion or disclaim an opinion because of a limitation on the scope of the audit. (Paragraph 27)

If, however, these disclosures are not necessary to fairly present the financial position, operating results, or cash flows on which the auditor is reporting, such disclosures may be identified as unaudited or as not covered by the auditor’s report. For example, the pro forma effects of a business combination or of a subsequent event may be labeled unaudited. Therefore, while the event or transaction giving rise to the disclosures in these circumstances should be audited, the pro forma disclosures of that event or transaction would not be. The auditor should be aware, however, that section 530, Dating of the Independent Auditor’s Report, states that, if the auditor is aware of a material subsequent event that has occurred after the completion of fieldwork but before issuance of the report that should be disclosed, the auditor’s only options are to dual date the report or date the report as of the date of the subsequent event and extend the procedures for review of subsequent events to that date. Labeling the note unaudited is not an acceptable alternative in these circumstances. (Paragraph 28)

The Company believes the guidance in paragraph 28 is relevant to the statutory accounting disclosures included in Note 11 – “Financial Condition and Net Income on a Statutory Basis – Significant Subsidiaries”, since audit considerations exist similar to those described in that paragraph.

The Company further believes that its investors, analysts, and others review Note 11 to ascertain (1) whether the Company is meeting, or exceeding, its minimum capital requirements, and (2) whether there are dividend capacity issues or dividend restrictions.

The statutory financial information does not provide additional information for the amounts presented in the U.S. GAAP financial statements. The disclosure requirements in ASC 944-505-50, provides statutory financial information as to the capital adequacy and the dividend capacity of the insurance subsidiaries. The U.S. GAAP financial statements are only implicated to the extent that either: (1) the capital of the insurance subsidiaries is not sufficient or (2) if the

Mr. Jim B. Rosenberg May 11, 2012 Page 4 of 6

dividend limitations/restrictions are such that the consolidated group or parent holding company does not have sufficient cash flow to meet financing requirements. The Company has typically exceeded its capital requirements, however, our future disclosures will clarify this as described in response b. below (which will not be labeled as “unaudited”). Our insurance subsidiaries have also typically been able to pay dividends subject to these limitations. The Company believes that even with Note 11 marked as “unaudited”, the consolidated U.S. GAAP financial statements remain fairly stated as a whole, as there are no capital or dividend deficiencies with the Company’s insurance subsidiaries. The Company is thoughtful about disclosures related to potential dividend deficiencies and will disclose those when warranted. For example, our disclosures in audited Note 14 – “Collateral Finance Facility”, address early warning disclosures related to our subsidiary Timberlake Reinsurance Company II for which, while there are no current capital or dividend deficiencies, there is a risk for falling below minimum capital requirements.

Whether the statutory basis of accounting used in the statutory financial statements instead of U.S. GAAP upon which our auditor’s opinion is expressed in our Form 10-K holds some special relevance to the overall U.S. GAAP presentation:

The domestic and foreign insurance subsidiaries of the Company prepare their statutory financial statements in conformity with statutory accounting practices prescribed or permitted by the applicable state insurance department or local regulatory authority (“STAT”), which may vary materially from statements prepared in accordance with U.S. GAAP. The differences between statutory financial statements and financial statements prepared in accordance with U.S. GAAP vary between jurisdictions. The principal differences between U.S. GAAP and STAT for U.S. insurance and reinsurance companies, as prescribed by the National Association of Insurance Commissioners (“NAIC”), are that statutory financial statements: (1) do not reflect deferred policy acquisition costs, (2) limit deferred tax assets, (3) calculate life benefit reserves predominately using interest rate and mortality assumptions prescribed by the NAIC and local regulatory agencies, (4) reflect bonds at amortized cost, and (5) present reinsurance assets and liabilities net of reinsurance. In addition, the local statutory bases for foreign subsidiaries have different accounting bases for life benefit and other insurance reserves that differ considerably from U.S. GAAP. For example, regulatory requirements in Australia and the United Kingdom base insurance reserves on best estimate assumptions, whereas U.S. GAAP uses locked-in assumptions at the time of issuance of the policy. The preparation and review of the adjustments from U.S. GAAP to STAT involves complex and time consuming processes and procedures in order to prepare for the required unaudited Annual Statement filing due to the respective state insurance departments on March 1. These computations continue to evolve up to the statutory reporting deadlines.

Therefore, because: (1) the statutory figures have no impact on the U.S. GAAP primary financial statements, (2) such figures are preliminary, and (3) the Company has provided or will provide disclosure around dividend restriction and capital adequacy the Company believes it is allowable to label such figures as “unaudited” in the context of AU 508.

Mr. Jim B. Rosenberg May 11, 2012 Page 5 of 6

b.	The Company respectfully proposes to revise the opening sentence of the third paragraph of Note 11 – “Financial Condition and Net Income on a Statutory Basis—Significant Subsidiaries” in the Company’s 2012 Annual Report substantially as shown below. The Company does not believe it is necessary to disclose the various dollar amounts of the statutory capital and surplus necessary to satisfy regulatory requirements in each jurisdiction due to the significant variation in required capital in each jurisdiction but also because the Company states that it exceeds the requirements and will disclose any exceptions.

Current Disclosure in 2011 Annual Report:

The total capital and surplus positions of the Company’s primary life reinsurance legal entities exceed the capital requirements of the applicable regulatory bodies.

Amended Disclosure for 2012 Annual Report:

Each domestic insurance subsidiary’s state of domicile imposes minimum risk-based capital (“RBC”) requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Each of the Company’s domestic insurance subsidiaries exceeded the minimum RBC requirements for all periods presented herein. [Any exceptions will be noted and explained]

The Company’s foreign insurance subsidiaries also prepare financial statements in accordance with local regulatory requirements. The regulatory authorities in these foreign jurisdictions establish some form of minimum statutory capital and surplus requirements. All of the company’s foreign insurance subsidiaries have surplus levels that exceed the local minimum requirements. [Any exceptions will be noted and explained]

c.	The Company respectfully advises the Staff that the Company analyzes all of its reinsurance legal entities to ensure regulatory compliance. The only entity not to comply with regulatory requirements in 2011 was Timberlake Reinsurance Company II, a special purpose financial captive insurance company, which was disclosed in Note 14 – “Collateral Finance Facility” in the Company’s 2011 Annual Report. The proposed revision to the opening sentence of the third paragraph of Note 11 – “Financial Condition and Net Income on a Statutory Basis—Significant Subsidiaries” in the Company’s 2012 Annual Report, as shown in response b. above, should provide the required clarification.

d.	The Company respectfully advises the Staff that the Company’s domestic operating insurance subsidiaries do not have any material prescribed accounting practices that differ from NAIC statutory accounting practices (“NAIC SAP”). Two of the Company’s Special Purpose Life Reinsurance Captives (“SPLRC”), have state-prescribed statutory accounting practices differing from NAIC SAP , which is typical for a SPLRC. The Company proposes to provide the disclosure below in Note 11 – “Financial Condition and Net Income on a Statutory Basis—Significant Subsidiaries” in the Company’s 2012 Annual Report.

Mr. Jim B. Rosenberg May 11, 2012 Page 6 of 6

Amended Disclosure for 2012 Annual Report:

The state of domicile of two of the Company’s Special Purpose Life Reinsurance Captives (“SPLRC”), follow certain prescribed accounting practices differing from NAIC SAP applicable to their statutory financial statements. Specifically, these prescribed practices require that surplus note interest accrued but not approved for payment be reported as a direct reduction of surplus and an addition to the surplus note balance. Under NAIC SAP, surplus note interest is not to be reported until approved for payment and is reported as a reduction of net investment income in the Summary of Operations. In addition, these prescribed practices allow the SPLRC to reflect letters of credit issued for its benefit as an admitted asset and a direct credit to unassigned surplus. Under NAIC SAP, letters of credit issued on behalf of the reporting company are not reported on the balance sheet.

A reconciliation of the Company’s surplus between NAIC SAP and practices prescribed by the state of domicile is shown below (in thousands):

December 31,
	2012			2011
Prescribed practice – surplus note	$	[xxx	]	$	[xxx	]
Prescribed practice – letters of credit		[xxx	]		[xxx	]

Surplus (deficit) – NAIC SAP	$	[xxx	]	$	[xxx	]

*     *     *     *     *

In connection with the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please feel free to contact me via telephone at (636) 736-5472 or via facsimile at (636) 736-8561.

Yours sincerely,

/s/ Clifford R. Jenks

Clifford R. Jenks

Managing Counsel, Securities

cc:	Jack B. Lay

John W. Hayden

William L. Hutton, Esq.